Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-127405

SUPPLEMENT NO. 10 DATED MARCH 17, 2008 TO THE PROSPECTUS

DATED JULY 20, 2007 OF CB RICHARD ELLIS REALTY TRUST.

We are providing this Supplement No. 10 to you in order to supplement our prospectus dated July 20, 2007. This supplement provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 5 dated October 19, 2007, Supplement No. 7 dated January 17, 2008, Supplement No. 8 dated February 11, 2008 and Supplement No. 9 dated March 7, 2008. Capitalized terms used in this Supplement No. 10 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

DESCRIPTION OF PROPERTIES

The following information should be read in conjunction with the information in our prospectus, including the section “Risk Factors.”

Property Acquisitions

Thames Valley Five

On March 14, 2008, CBRERT Thames Valley Ltd., one of our indirect subsidiaries, entered into a definitive purchase agreement with Schroder Exempt Property Unit Trust, an unrelated third party, to acquire, subject to customary closing conditions, Thames Valley Five, Thames Valley Park, Wokingham, England, United Kingdom, or Thames Valley Five. The contract purchase price for Thames Valley Five is £13,795,000 ($27,865,900 assuming an exchange rate of $2.02/£1.00) exclusive of transaction costs, financing fees and working capital reserves. We anticipate that the acquisition will be funded from the proceeds of our initial public offering and mortgage financings that we intend to obtain in connection with the acquisition. The property consists of a four-story office building and a surface parking lot completed in 1998. The office building is 100% leased to Regus (UK) Ltd, a subsidiary of Regus Group PLC, one of the world’s largest provider of outsourced workplace solutions. While we anticipate this acquisition will close during the first quarter of 2008, this agreement is subject to a number of contingencies and there can be no assurances that this acquisition will transpire.

Kings Mountain III

On March 14, 2008, we acquired a fee interest in 293 Industrial Drive, Kings Mountain, North Carolina, or Kings Mountain III. We acquired Kings Mountain III for $25.35 million, exclusive of customary closing costs, which was funded using net proceeds from our initial public offering. Upon closing, we paid our investment advisor, CBRE Advisors LLC, an acquisition fee in the amount of $253,500. The acquisition fee is not included in the $25.35 million total acquisition cost of Kings Mountain III.

Kings Mountain III consists of a 541,910 square foot, warehouse distribution building completed in March 2007.